

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 9, 2010

Via Facsimile (212) 688-1158 and U.S. Mail
Tara Keating, Esq.
ICAHN CAPITAL LP
767 Fifth Avenue, 47th Floor
New York, NY 10153

> **Re: Genzyme Corporation**
> **Soliciting Materials on Schedule 14A**
> **Filed June 4, 2010 by Dr. Stephen Burakoff, Dr. Alexander J.**
> **Denner, Mr. Carl C. Ichan, Dr. Richard Mulligan, High River**
> **Limited Partnership, Hopper Investments LLC, Barberry Corp.,**
> **Ichan Partners LP, Ichan Partners Master Fund LP, Ichan Partners**
> **Master Fund II LP Ichan Partners Master Fund III, LP Ichan**
> **Enterprises G.P. Inc. Ichan Enterprises Holdings, L.P. IPH GP LLC**
> **Ichan Capital L.P., Ichan Onshore LP Ichan offshore LP and Beckton**
> **Corp. (the "Icahn Parties")**
> **File No. 1-14680**

Dear Ms. Keating:

        We have conducted a limited review of the filings and have the following
comments.

1. We note your response to prior comment 1 of our letter dated May 28, 2010. The
    disclosure on page 2 of the slide presentation continues to inappropriately suggest
    that shareholders may not rely on the accuracy or completeness of the statements
    contained in your soliciting materials. While you may include appropriate
    language about the limits on the reliability of the information, you may not
    directly or indirectly disclaim responsibility for its accuracy or completion.
    Please revise.

2. We partially reissue comment 2 of our letter dated May 28, 2010. In providing
    data to the staff, please ensure you mark or otherwise identify the specific
    portions of the data that support a statement. In this regard, we were unable to
    discern from the materials provided, data supporting assertions that other drugs
    have made inroads vis-à-vis Genzyme's specific or historical market share and
    that such inroads were made due to problems with Genzyme's supply. If no
    support exists for this assertion, please revise your materials to eliminate the
    statement or advise.

3. Please confirm supplementally that Economists Incorporated knows its report is being used by the Icahn Parties in their soliciting materials and does not object to such use.

4. Supplementally advise us of the general terms of the engagement of Economists Incorporated (i.e., the fees paid, whether any part of the fee structure is contingent on a favorable election of the Icahn nominees). Please also advise us, with a view toward possible disclosure, whether any of the participants have had a prior relationship with Economists Incorporated.

Closing Comments

As appropriate, please amend your filing and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions